Exhibit 21.1

Subsidiaries of Ecology and Environment Inc. (the “Company”) as of July 31, 2019

		Percentage of Subsidiary Capital Stock Owned by the Company

1.	Ecology & Environment Engineering, Inc. (a Colorado corporation)	100%

2.	Gestión Ambiental Consultores S.A. (a corporation formed under the laws of Chile)	52.48%

3.	ecology and environment do brasil Ltda. (a limited liability partnership formed under the laws of Brazil)	72%

4.	Walsh Environmental, LLC (a limited liability company formed under the laws of Colorado)	100%

5.	Gustavson Associates, LLC (a limited liability company formed under the laws of Colorado)	83.6% (a)

6.	Walsh Peru, S.A. Ingenieros y Cientificos Consultores (a corporation formed under the laws of Peru)	74.78% (a)

(a) Listed percentage owned by Walsh Environmental, LLC. (“Walsh”)